EXHIBIT E-1



                                       Padova, December 18 1997


Messrs.
ASA International Ltd.
10, Speen Street
Framingham
Massachusetts 01701
USA

Dear Sirs,

Reference is made to your letter dated December 15, 1997 which is hereinbelow fully transcribed for acceptance.


QUOTE


                                       Framingham, December 15 1997


Messrs.
CEDES S.r.l.
Viale dell'Industria 32
35129 PADOVA


Dear Sirs,

Further to the discussions held in the last months we hereby set forth the terms and conditions of the prospected transfer of business on an ongoing concern basis to be executed from our company to your company.

            AGREEMENT FOR THE PURCHASE AND SALE OF ASSETS
                     ON AN ON GOING CONCERN BASIS
                  (CONTRATTO DI CESSIONE DI AZIENDA)

                            By and between

CEDES S.r.l., a limited liability company duly incorporated under the laws of Italy, with its registered office at Padova, Viale dell'Industria 32

                                 and

ASA International Ltd., a company duly incorporated under the laws of the State of Massachusetts (U.S.), with its registered office at Framingham 10, Speen Street

                             WITNESSETH:

- WHEREAS Cedes S.r.l. is an Italian company active and engaged in the fields of the creation, marketing and supply of software programs and of the performance of services of installation and maintenance of such programs; and

- WHEREAS ASA International Ltd. is a US corporation active and engaged in the field of the creation, manufacturing and supply of software programs; and

- WHEREAS ASA International Ltd. is going to incorporate or purchase on or before December 31, 1997 in Italy a wholly owned subsidiary
   ("ASA Italy"); and

- WHEREAS ASA International Ltd. (through its wholly owned subsidiary ASA Italy) desires to purchase from Cedes S.r.l., and Cedes S.r.l. Desires to sell to ASA Italy, the business of Cedes S.r.l. relevant to the creation, marketing and supply of software programs and to the performance of services of installation and maintenance of such programs, in accordance with the terms and conditions provided for under this agreement.

                   IT IS HEREBY AGREED AS FOLLOWS:

                          TABLE OF CONTENTS

ARTICLE  1.     DEFINITIONS
ARTICLE  2.     SALE AND PURCHASE OF THE BUSINESS
ARTICLE  3.     PURCHASE PRICE AND PAYMENTS
ARTICLE  4.     SPECIAL PROVISIONS RELEVANT TO
                ACCOUNTS RECEIVABLES; DEBTS;
                TRANSFERRED EMPLOYEES AND BUSINESS CONTRACTS
ARTICLE  5.     COLLATERAL AGREEMENT
ARTICLE  6.     REPRESENTATIONS, WARRANTIES AND
                COVENANTS OF SELLER - INDEMNIFICATION
ARTICLE  7.     CLOSING
ARTICLE  8.     NON-COMPETITION
ARTICLE  9.     CONFIDENTIALITY
ARTICLE 10.     NO-ASSIGNMENT
ARTICLE 11.     COMMUNICATION TO THIRD PARTIES
ARTICLE 12.     COSTS, FEES AND REGISTRATION TAX
ARTICLE 13.     JOINT AND SEVERAL LIABILITY OF ASA
                INTERNATIONAL AND ASA ITALY
ARTICLE 14.     GOVERNING LAW
ARTICLE 15.     ARBITRATION
ARTICLE 16.     FINAL PROVISIONS

                           LIST OF EXHIBITS

EXHIBIT 2.2(i)(c) List of certain (major) Business Contracts in force As of the Reference Date whose value (i.e. the total consideration which Seller would be entitled to receive or to pay thereunder) exceeds Itl. 25,000,000 (twenty-five million of Italian Liras);

EXHIBIT 2.2(ii)     List of the Transferred Employees;

EXHIBIT 2.3(i)(f) List of certain Seller's claims and of court Proceedings which Seller is part to as of the Reference Date;

EXHIBIT 3.1.1 Reference Date Financial Statement [which includes the List of the Inventory, the List of the Fixed Assets, the List of the Accounts Receivable, the List of the Intellectual Property Rights and the List of the Debts (all updated as of the Reference date)];

EXHIBIT 5.1(i) Contract between ASA Italy and Findest for the performance of certain software support services;

EXHIBIT 6.1(b)      Material Adverse Change Disclosures;

EXHIBIT 7.3         Deed of Transfer of the Business.

                                 * * *

1.    DEFINITIONS

1.1 In this Agreement and in the Exhibits hereto the following terms and expressions - where used with the initial capital letter, either singular or plural - shall have the meanings indicated herebelow, unless inconsistent with the specific context:

      (a)  "Accounts Receivables" shall have the meaning specified in
           Article 2.2(i)(e) of the Agreement;

      (b) "ASA International" shall mean ASA International Ltd;

      (c) "ASA Italy" shall mean ASA International's wholly owned Italian subsidiary, which ASA International is going to incorporate or purchase on or before December 31, 1997;

      (d) "Assets" shall have the meaning specified in Article 2.2(i) of the Agreement;

      (e) "Assumed Liabilities" shall have the meaning specified in Article 2.2(iii) of the Agreement;

      (f) "Astra Informatica" shall mean Astra Informatica S.r.l. in liquidazione, a subsidiary of Seller (currently subject to a voluntary liquidation procedure) with registered office at Padova, Viale dell'Industria 32;

      (g) "Astra Informatica Quota" shall mean a quota representative of 100% (one hundred per cent) of the registered and paid-in capital of Astra Informatica (currently owned by Seller);

      (h) "Astra Services" shall mean Astra Services S.r.l., a subsidiary of Seller with registered office at Padova, Viale dell'Industria 32;

      (i) "Astra Services Quota" shall mean a quota representative of 100% (one hundred per cent) of the registered and paid-in capital of Astra Services (currently owned by Seller);

      (j) "Business" shall mean the business carried on by Seller at the Closing Date in relation to the creation, marketing and supply of the Software and to the performance of the Other Services;

      (k) "Business Books" shall mean all of the official books and records pertinent to the Business, which Seller keeps or is obliged to keep pursuant to the applicable laws and regulations;

      (l) "Business Contracts" shall have the meaning specified in Article 2.2(i)(c) of the Agreement;

      (m) "Closing Date" shall mean January 12, 1998;

      (n) "Collateral Agreement" shall mean the contract collateral to this Agreement to be executed between ASA Italy and Cedes on the Closing Date, in accordance with the provisions of Clause "Collateral Agreement" of the Agreement;

      (o) "Debts" shall have the meaning specified in Article 2.2(iii)(a) of the Agreement;

      (p) "Deed of Transfer of the Business" shall mean the agreement providing for the sale and transfer of the Business from Seller to ASA Italy (whose text is enclosed as Exhibit 7.3 to the Agreement) to be executed and notarized by Seller and ASA Italy on the Closing Date, in accordance with the provisions Of Article 2556 of the Italian Civil Code;

      (q) "Digigraphics" shall mean Digigraphics S.r.l., a subsidiary of Seller with registered office at Udine, Viale Leopardi 126;

      (r) "Digigraphics Quota" shall mean a quota representative of 100% (one hundred per cent) of the registered and paid-in capital of Digigraphics (currently owned by Seller);

      (s) "Effective Date" shall mean December 31, 1997;

      (t) "Effective Date Financial Statement" shall mean the financial statement of the Business as of the Effective Date;

      (u) "Effective Date Net-Worth" shall mean the net-worth of the Business (to be calculated without taking into account the Goodwill) as of the Effective Date, as determined on the Basis of the Effective Date Financial Statement;

      (v) "Employment Contracts" shall mean the contracts currently in force between Seller and each of the Transferred Employees;

      (w) "Excluded Assets" shall have the meaning specified in Article 2.3(i) of the Agreement;

      (x) "Excluded Liabilities" shall have the meaning specified in Article 2.3(ii) of the Agreement;

      (y) "Execution Date" shall mean the date of execution of this Agreement (i.e. the date of the written confirmation through which Seller notifies ASA International of its acceptance of the contractual proposal relevant to the Agreement);

      (z) "Final Purchase Price" shall mean the final consideration due (and to be paid for) by Purchaser to Seller in consideration for the purchase of the Business;

     (aa) "Findest" shall mean Seller's parent company Findest S.r.l., with registered office at Viale dell'Industria 32, Padova;

     (bb)  "Fixed Assets" shall have the meaning specified in
           Article 2.2(i)(a) of the Agreement;

     (cc) "Goodwill" shall mean the goodwill of the Business, as specified in Article 3.1.1 of the Agreement;

     (dd)  "Independent Accountant" shall mean Reconta Ernst & Young;

     (ee) "Intellectual Property Rights" shall have the meaning specified in Article 2.2(i)(b) of the Agreement;

     (ff) "Inventory" shall have the meaning specified in Article 2.2 2.2(i)(d) of the Agreement;

     (gg) "Other Services" shall mean the services of installation and of maintenance of the Software which, jointly with the activity of creation, marketing and supply of software programs, constitute the Business of Seller;

     (hh)  "Overdue Credits" shall have the meaning specified in Article
           4.1.4 of the Agreement;

     (ii) "Parties" shall mean Seller (i.e. Cedes S.r.l.) and Purchaser (i.e. ASA Italy and ASA International);

     (ll) "Provisional Purchase Price" shall mean the provisional consideration for the purchase of the Business calculated as of the Reference Date, to be thereafter adjusted in order to determine the Final Purchase Price;

     (jj) "Purchaser" shall mean, jointly and severally, ASA Italy (through which ASA International Ltd shall purchase the Business from Seller) and ASA International Ltd;

     (kk)  "Reference Date" shall mean the date of September 30, 1997;

     (ll) "Reference Date Financial Statement" shall mean the financial statement of the Business as of the Reference Date, enclosed as
           Exhibit 3.1.1 to the Agreement;

     (mm) "Reference Date Net-Worth" shall mean the net worth of the Business (calculated without taking into account the Goodwill) as of the Reference Date, as determined on the basis of the Reference Date Financial Statement;

     (nn)  "Seller" shall mean Cedes S.r.l.;

     (oo) "SIPI-U" shall mean SIPI-U S.r.l., a subsidiary of Seller with registered office at Udine, Viale Leopardi 126;

     (pp) "SIPI-U Quota" shall mean a quota representative of 100% (one hundred per cent) of the registered and paid-in capital of SIPI-U (currently owned by Seller);

     (qq) "Software" shall mean the software programs listed in Exhibit 2.2(i)(b) to the Agreement;

     (rr) "TFR" shall mean the severance leaving indemnity accrued in favour of the Transferred Employees;

     (ss) "Transferred Employees" shall mean those of Seller's employees listed in Exhibit 2.2(ii) to the Agreement which are engaged in the Business as at the Closing Date.


2.    SALE AND PURCHASE OF THE BUSINESS

2.1 Subject to the provisions of this Agreement Seller shall sell, transfer and convey to Purchaser, and Purchaser shall acquire from Seller, the Business (as an on going concern), with effect as of the Effective Date.

2.2 The Business to be transferred, sold and conveyed hereunder from Seller to Purchaser shall include:

      (i) the following assets (the "Assets"), as existing/in force and available to Seller as of the Effective Date, as long as they are not part of the Excluded Assets [as specified in Article 2.3(i) hereinafter]:

           (a) the hardware equipment, office furniture, vehicles, etc. (the "Fixed Assets" - the so-called immobilizzazioni materiali nette) [a list of the Fixed Assets owned by, and available to, Seller as of the Reference Date is annexed to the Reference Date Financial Statement];

           (b) the intellectual property rights of Seller related to the Software (the "Intellectual Property Rights"- the so-called immobilizzazioni immateriali nette) [a list and description of the Intellectual Property Rights owned by Seller as of the Reference Date is annexed to the Reference Date Financial Statement];

           (c) all of the sale, purchase, distributorship, lease, license, agency, supply, consultancy, cooperation, etc. commercial (but not financial) contracts or engagements pertinent to the Business (the "Business Contracts") entered into by Seller prior to and in force as of the Effective Date [a list of the Business Contracts in force as of the Reference Date whose value (i.e. the total consideration which Seller would be entitled to receive or to pay thereunder) individually exceeds the amount of Itl. 25,000,000 (twenty-five million of Italian Liras) is annexed to this Agreement as Exhibit
                2.2 (i) cc)];

           (d) the hardware equipment and products (the "Inventory" the so-called prodotti finiti e merci) [a list of the Inventory existing and available to Seller as of the Reference Date is annexed to the Reference Date Financial Statement];

           (e) the Accounts Receivables related to the Business (duly invoiced by Seller towards its customers) and the pre-paid expenses, including all of the credits relevant to deposits, advance or security payments made by Seller in relation to any of the Business Contracts (the "Accounts Receivables" - the so-called crediti commerciali verso terzi, crediti consociate, altri crediti, ratei e risconti attivi e depositi cauzionali) [a list of the Accounts Receivables outstanding as of the Reference Date, is enclosed to the Reference Date Financial Statement];

           (f) the cash available in a bank current account at Banca Antoniana Popolare Veneta (the so-called disponibilita liquide);

           (g)  the Goodwill;

           (h) the tradename "Cedes" and all variants thereof (provided that Seller shall be entitled to continue to use such tradename, for the purpose of, and for the time required in order to complete, the liquidation of its company);

     (ii)  the Transferred Employees, as listed in Exhibit 2.2 (ii) hereto;

    (iii) The specific liabilities or obligations pertinent to the Business listed below, existing as of the Effective Date and as long as they are not part of the Excluded Liabilities [as specified in Article 2.3(ii) hereinafter] (the "Assumed Liabilities"). The Assumed Liabilities shall be limited to the following specific liabilities:

           (a) the trade accounts payable of the Business (whether or not due or matured), as recorded in the Business Books, all of the proportional portions of advance payments or security deposits which Seller received from customers or third parties and any liability related to the Transferred Employees (including, but not limited to, any accrued net TFR) (the "Debts" - the so-called debiti verso fornitori, debiti commerciali consociate, competenze del personale, trattamento di fine rapporto lavoro, creditori diversi e ratei e risconti passivi)
                [a list of the Debts existing(even though not yet due) as of the Reference Date, is annexed to the Reference Date Financial Statement];

           (b) all liabilities arising out from, or in some way related to, the Business Contracts, the Other Services or the Business. Exhibit 2.2(i)(c) to this Agreement contains a list of the Business Contracts (Business Contracts which include all related liabilities) and of any additional liabilities (other than the Debts and the liabilities resulting from the Financial Statements) which individually exceeds the amount of Itl. 25,000,000 (twenty-five million of Italian Liras);

           (c) the so-called fondo rischi e oneri which has been agreed upon and mutually established by Seller and Purchaser (on a lump sum and equitable basis) after having properly and duly assessed the risks, liabilities, losses and costs possibly related to the existing Business Contracts and to the existing business projects of Seller (including, but not limited to, any liability related to the so-called year 2000 compliance of the Software);

           (d) all liabilities arising under or in relation to any product liability suit, action, claim or proceedings (whether for personal injuries or property damages) against Seller relating to products sold, or services performed in connection with the Business (after the Effective Date), which will be possibly instituted against Purchaser after the Effective Date; and

           (e) all liabilities of any kind and nature that are attributable to, or incurred in connection with the Business, after the Effective Date.

2.3 The Business shall not include (or shall be deemed in any case not to include, for the purposes of this Agreement), the following excluded Assets and Excluded Liabilities (as existing/in force as of the Effective
      Date):

      (i)  Excluded Assets

           (a)  the employees of Seller other than the Transferred
                Employees;

           (b) Seller's credits relevant to VAT tax as well as all other credits of Seller towards the State or any other tax/administrative/governmental body or authority;

           (c) any and all present or past contractual relationships between Seller and Findest, as well as any Seller's credit or claim related or in some way connected thereto [except for the lease agreement referred to in Article 4.4.3 and the agreement for software support services referred to in Article 5.1(ii)];

           (d)  any and all insurance contracts which Seller is part to;

           (e)  Astra Services Quota, Digigraphics Quota, Astra
                Informatica Quota and SIPI-U Quota;

           (f) all proceeds related to or which will derive from (i) court proceedings instituted (or which will be instituted) by or against Seller prior to the Effective Date and/or from (ii) certain Seller's claims towards third parties [a list of the court proceedings which Seller is part to as of the Reference Date and of the above mentioned claims is enclosed herewith as Exhibit 2.3(i)(f)].

     (ii)  Excluded Liabilities

           (a) all debts or liabilities or any kind and nature of Seller towards Findest;

           (b) all liabilities related to court proceedings instituted (or which will be instituted) by or against Seller prior to the Effective Date;

           (c) all liabilities related to the tax treatment of compensation and benefits of consultants to the Seller prior to the Effective Date; and

           (d) all liabilities that are not specifically included in the Assumed Liabilities.


3.    PURCHASE PRICE AND PAYMENTS

3.1   Purchase Price

3.1.1 The Provisional Purchase Price of the Business shall be equal to (i) a cash payment equal to the Reference Date Net-Worth, as resulting on the basis of the Reference Date Financial Statement enclosed herewith as
      Exhibit 3.1.1 [i.e. Itl. 25,000,000 (twenty- fifty million Italian Liras)] plus (ii) the Goodwill [conventionally corresponding to 100,000 (one hundred thousand) shares of common stock ("ASA Common Stock") ASA International]. for mere tax purposes the value of ASA International shares shall be considered that quoted on the NASDAQ at the close of the business of the Effective Date.

3.2 Adjustments of the Provisional Purchase Price and determination of the Final Purchase Price.

3.2.1 The cash portion of the Provisional Purchase Price indicated under Article
      3.11 above shall be adjusted (i.e. increased or decreased) in order to reflect any variation which will possibly occur between the Reference Date and the Effective Date with respect to the value of the items contained in the Reference Date Financial Statement on the basis of their net-book value, except for (i) the Fixed Assets and the Intellectual Property Rights; (ii) the so-called fondo rischi e oneri; and (iii) the Goodwill which have been evaluated on a lump sum and equitable basis between Seller and Purchaser, all as set forth on Exhibit 3.2.1. and which, therefore, will not be subject to any adjustment. The same criteria shall be adopted in the preparation of the Effective Date Financial Statement. Notwithstanding anything to the contrary, in no event shall the Effective Date Net Worth exceed Itl. 26,000,000 (twenty-six million Italian Liras) or be less than Itl. 24,000,000 (twenty-four million Italian Liras).

3.2.2 It is agreed that Seller and Purchaser shall make their best efforts and endeavours in order to have the Effective Date Net- Worth equal or very close to the Reference Date Net-Worth. In any event Seller and Purchaser agree that (i) if the Effective Date Net-Worth results higher than the Reference Date Net-Worth, Seller shall be entitled to receive immediately from Purchaser an amount equal to such difference [either in cash or - if still possible by excluding from the Assets certain Accounts Receivables not yet cashed (to be selected by Seller)]; and that(ii) if the Effective Date Net-Worth results lower than the Reference Date Net-Worth, Seller shall be obliged promptly to provide to Purchaser an amount equal to such difference [either in cash or - if still possible by retaining from the Assumed Liabilities (and therefore by paying directly) certain still outstanding Debts (other than TFR) to be selected by Seller, after having consulted with Purchaser)].

3.2.3 Within and not later than 90 (ninety) days from the Closing Date Seller(with the support and cooperation of Purchaser which - to this extent - shall promptly make available to Seller any information, data or document reasonably required by the latter) shall prepare and deliver to Purchaser the Effective Date Financial Statement, which will be prepared by Seller on a basis consistent with the accounting principles adopted in the preparation of the Reference Date Financial Statement and which will include a statement showing the proposed allocation (also for tax purposes) of the Purchase Price with respect to the various items composing the Business.

3.2.4 No later than 30 (thirty) days after the date the Effective Date Financial Statement is delivered to Purchaser, Purchaser shall notify Seller in writing whether Purchaser disagrees with the Effective Financial Statement. Such notice shall specify with Reasonable details the items of the Effective Date Financial Statement with which Purchaser disagrees. If Purchaser fail to give Seller such notice within the above mentioned 30 (thirty) day period, Purchaser shall be deemed to have agreed with Seller as to the Effective Date Financial Statement.

3.2.5 In the event that Purchaser notifies Seller of its disagreement with Seller as to the Effective Date Financial Statement within the 30 (thirty) day period referred to in Article 3.2.3 above, Seller and Purchaser shall use reasonable efforts to resolve any such dispute, but if a final resolution is not obtained within 60 (sixty) days after the Effective Date Financial Statement is delivered to Purchaser, any remaining dispute shall be resolved by the Independent Accountant [which will be entrusted for by any of the Parties hereto, which is hereby authorized and empowered to do it also on behalf of the other Party(ies)].

3.2.6 In order to perform its tasks the Independent Accountant shall be given access to (and copies of) any document, data or account pertinent to the Business and utilized by Seller in the preparation of the Effective Date Financial Statement. The activity of the Independent Accountant shall be limited exclusively to (i) resolving those items which Purchaser identified in its notice to Seller and as to which Purchaser disagreed and to (ii) determining whether or not such items were properly reflected into the Effective Date Financial Statement (in any case without prejudice for the provisions and restrictions provided for under Article 3.2.1 above). The final determination of the Independent Auditor shall be delivered to Seller and Purchaser in a written report and shall be binding and conclusive upon the Parties hereto. The costs and fees of the Independent Accountant shall be borne one-half by Seller and one-half by Purchaser.

3.2.7 The Final Purchase Price due by Purchaser to Seller in consideration for the transfer, sale and conveyance of the Business shall be equal to (i) the Closing-Date Net-Worth resulting from the Effective Date Financial Statement, as possibly revised or amended on the basis of the Independent Accountant's decisions plus (ii) the Goodwill. The Final Purchase Price, determined pursuant to the above, shall not be subject to further revisions, adjustments or rectifications, in any case without prejudice for the provisions of Article 5.1(ii) and of the option agreement enclosed hereto as Exhibit 5.1(ii).

3.3   Payments

3.3.1 On the Closing Date, simultaneously with the execution of the Deed of Transfer of the Business, Purchaser (i) shall pay to Seller an amount equal to the Reference Date Net-Worth and (ii) - as consideration for the Goodwill - shall deliver and transfer in property (free of any lien, pledge or encumbrances) of Seller 100,000 (one hundred thousand) shares of ASA Common Stock.

3.3.2 If, for the year ending December 31, 1998, the aggregate pre-tax profits of ASA Italy related to the Business and to the business of SIPI-U (which Purchaser is purchasing from SIPI-U through a separate contract), computed in accordance with the methods used by Purchaser for reporting its results of operations to the U.S. Securities and Exchange Commission, equal or exceed 750,000,000 Italian Liras, then ASA International shall issue to Seller an additional 100,000 (one hundred thousand)50,000 (fifty thousand) shares of ASA International Common Stock, promptly after the publication of such results.

3.3.2 Purchaser's cash payment to Seller pursuant to Article 3.3.1 above shall be made by means of bankary drafts/assegni circolari, issued by a primary Italian bank. All other payments hereunder (from Purchaser to Seller or vice-versa) shall be made through wire transfers to the bank current accounts which each Party shall timely communicate in writing to the other Party.


4.    SPECIAL PROVISIONS RELEVANT TO ACCOUNTS RECEIVABLES; DEBTS;
      TRANSFERRED EMPLOYEES AND BUSINESS CONTRACTS

4.1   Accounts Receivables

4.1.1 In any case without prejudice for the provisions of Article 3.2.2 above, all of the Accounts Receivables relevant to the Business as of the Effective Date shall be transferred hereunder to Purchaser, which shall be responsible of their collection.

4.1.2 One of the exhibits to the Reference Date Financial Statement contains the List of the Accounts Receivables as of the Reference Date, where the name of each debtor as well as the amount and the due date of each Account Receivable are specified. Such list shall be duly updated by Seller (in order to reflect the status of the Accounts Receivable as of the Effective
      Date) by the 90 (ninety) day term provided for under Article 3.2.3 above for the preparation and delivery to Purchaser of the Effective Date Financial Statement (to which such updated list shall be annexed).

4.1.3 Thereafter, within the 15th day of each calendar month (starting from February 1998) Purchaser shall deliver to Seller an updated List of the Accounts Receivables, in which all payments received during the relevant month and any still outstanding balance shall be duly highlighted.

4.1.4 Purchaser shall be entitled to assign and re-transfer back to Seller or to any third party designated by the latter in exchange for a cash payment by Seller to Purchaser equal to the full amount of such Accounts Receivables all those Accounts Receivables which are still overdue on June 30, 1998 (the "Overdue Credits"); in any case without prejudice for the aggregate cap provided for under Article 6.3.1 hereinafter and provided however that Purchaser shall not be entitled to assign back to Seller, and Seller shall not be obliged to accept the assignment (and provide for the consequent payment to Purchaser, at the nominal value) of:

      (i)  any Overdue Credit towards SIPI-U;

     (ii)  those Overdue Credits for which Purchaser fails or has failed
           (a) to take all steps reasonably required to obtain the payment from the debtor in due course, and/or (b) promptly to notify Seller in writing of any event (such as risk of bankruptcy or liquidation of the entity) which would have required an immediate action of recovery of the outstanding credit (it being agreed that in case any such notice is timely given to Seller, the latter shall be entitled to request the immediate assignment of the outstanding Accounts Receivables for which recovery action appears to be recommended and for which Seller shall make a cash payment to Purchaser in the full amount of such Accounts Receivables); and/or

    (iii) those Overdue Credits in relation to which Purchaser has made discounts, accepted liabilities or reached any settlement with the debtors, without the prior written consent of Seller.

4.1.5 It is agreed that any amount which will be cashed by Purchaser after the Effective Date from any of the debtors contained in the List of the Accounts Receivables attached to the Reference Date Financial Statement (as updated by Seller, pursuant to Article 4.1.2 above), shall be firstly and automatically imputed (i) to that or those of the Account Receivables that the paying debtor specifies, or (ii) in lack of any specification made by the paying debtor, to that or those of the Account Receivables that the paying debtor is liable for, rather (and before) than to any other credit Purchaser may have towards the same debtor (whether arisen or matured prior to, on or after the Effective Date).

4.1.6 It is further agreed that should any (or any portion of the) Accounts Receivables be paid to Seller rather than to Purchaser (in accordance with the provisions of Article 2559 of the Italian Civil Code), Seller shall promptly pay to Purchaser in cash any amount so cashed.

4.2   Debts

4.2.1 In any case without prejudice for the provisions of Article 3.2.2 above all of the Debts as of the Effective Date shall be assumed hereunder by Purchaser, which shall be responsible of their payment.

4.2.2 The exhibits to the Reference Date Financial Statement contain the List of the Debts as of the Reference Date. Such list shall be duly updated by Seller (in order to reflect the status of the Debts as of the Effective
      Date) by the 90 (ninety) day term provided for under Article 3.2.3 above for the preparation and delivery to Purchaser of the Effective Date Financial Statement (to which such updated list shall be enclosed).

4.2.3 Purchaser shall hold Seller indemnified from any liability and obligation arising out from or in connection with any Debt (including liabilities deriving from action instituted against Seller by any creditors, pursuant to the provisions of Article 2560 of the Italian Civil Code), provided that Seller notifies Purchaser in writing of any request of payment which Seller receives for Debts for which Purchaser is responsible, within 15 (fifteen) days from the receipt of any such request.

4.2.4 It is further agreed that Seller shall (in any case without prejudice for the aggregate cap provided for under Article 6.3.1 hereinafter) hold Purchaser indemnified from any liability or obligation Purchaser may be subject to as to any claim for payment that Purchaser receives after the Closing Date [but in any case not later than 18 (eighteen) months thereafter] for debts (i) pertinent to the Business (and for which Purchaser may be held liable, according to the provisions of Article 2560 of the Italian Civil Code), (ii) arisen and matured before the Effective Date and (iii) which were not properly reflected into the Effective Date Financial Statement (and which, accordingly, were not taken into account for the purpose of determining the Final Purchase Price). The above Seller's obligation shall not apply with respect to any debt of Purchaser towards SIPI-U) and shall be effective only provided that Purchaser:

      (a) notifies Seller in writing of any request of payment received from asserted creditors within and not later than 30 (thirty) days from the date of its receipt, specifying the amount and all other significant details of the received claim; and

      (b) refrains from (x) making any written acknowledgement or acceptance of liability, and/or (y) providing to any payment to the claiming creditor and/or (z) reaching any settlement with such creditor, without the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed.

4.2.5 Upon receipt of a Purchaser's notice pursuant to Article 4.2.4(a) above, Seller shall promptly confirm to Purchaser whether: either payment of the relevant claim is to be made (providing, in such case, promptly to reimburse to Purchaser the amount due therefor); or - to the best of Seller's knowledge - the payment of such claim is not due. In this latter case Purchaser and Seller shall act jointly (provided that any final decision will pertain to Seller) in order to reject the creditor's claim and/or possibly to reach a settlement thereabout, it being agreed however that Seller shall keep Purchaser indemnified from any amount Purchaser may be held to disburse for the payment/settlement of the subject claim (including any amount to be paid for legal assistance, as may be reasonably required to reject the creditor's claim; but in any case without prejudice for the aggregate cap provided for under Article 6.3.1 hereinafter).

4.3.  Transferred Employees

4.3.1 All of the Employment Contracts relevant to the Transferred Employees listed in Exhibit 2.2(ii) hereto (which are still in force as of the Effective Date) shall be transferred from Seller to the Purchaser with effect as of the Effective Date.

4.3.2 The List of the Transferred Employees details, for each Transferred Employee, the position occupied, the salary and any other special privilege (including special bonus) that the relevant Employment Contract provides (other than those set forth in the applicable National Collective Labour Contracts), as well as the accrued net TFR.

4.4.  Business Contracts

4.4.1 In accordance with the provisions of Article 2558 of the Italian Civil Code, all of the Business Contracts shall be automatically transferred from Seller to the Purchaser with effect as of the Effective Date.

4.4.2 Exhibit 2.2(i)(c) to this Agreement contains a list of all the (sale, purchase, distributorship, lease, license, agency, supply, consultancy, cooperation, etc.) Business Contracts in force as of the Reference Date, whose value (i.e. the total consideration which Seller would be entitled to receive or to pay thereunder) exceeds the amount of Itl. 25,000,000 (twenty-five million of Italian Liras). Such list shall be duly updated by Seller in order to reflect any change occurred thereto between the Reference Date and the Effective Date by the 90 (ninety) day term provided for under Article 3.2.3 above for the preparation and delivery to Purchaser of the Effective Date Financial Statement (to which such updated list shall be annexed).

4.4.3 The Business Contracts include the lease agreement executed on November 30, 1997 between Seller (as lessee) and Findest (as lessor, proprietor of the building) in relation to certain office spaces located at Viale dell'Industria 32, Padova (as better specified in the lease agreement) currently occupied by Seller. Without prejudice for the mandatory provisions of Law no. 392 of 1978 relating to the lease of spaces utilized for commercial purposes, by the execution of this Agreement Purchaser confirms its intention and willingness (and Seller declares its availability fairly to evaluate any Purchaser's request) to (i) reduce possibly the office spaces in which the Business will be conducted in the future solely to the first floor of the building currently occupied by Cedes S.r.l. and (ii) terminate in any event the lease agreement referred to above and release the office spaces not later than August 31, 1998. As of the Effective Date the office spaces lease agreement shall be transferred to Purchaser and Seller shall release and deliver such office spaces to Purchaser.

4.4.4 Seller shall use its reasonable efforts and endeavours in order to assure a successful transfer of the Business Contracts to Purchaser but, nevertheless, it shall not be responsible of any event which may occur as to any of the Business Contracts [such as, but not limited to, termination for convenience, failure of renewal, etc.) which may occur as from the Effective Date.


5.    COLLATERAL AGREEMENT

5.1 On the Closing Date Purchaser and Findest shall execute the Collateral Agreement whose text is enclosed to this Agreement as Exhibit 8.1(i), whereby Purchaser undertakes to provide Findest, for a period ending on December 1999 and for the considerations specified in the contract, with certain services and support related to the software owned or operated by Findest.


6.    REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER -
      INDEMNIFICATION

6.1   Representations and Warranties

6.1.1 Seller grants hereby to Purchaser the following representations and warranties, and Purchaser hereby acknowledges and accepts that such representations and warranties are the sole representations and warranties made or granted by Seller as to the Business and, in general terms, the transaction provided for under this Agreement; accordingly Purchaser agrees that there are no (express or implied) representations and/or warranties other than those expressly listed herein:

      (a)  Books and Records
           The Business Books (and any other proper and mandatory books of account and records pertinent to the Business) have been kept in accordance with the Italian accounting principles and regulations.

      (b) No Material Adverse Effect - Disclosures To Seller's knowledge, save for what is specified in Exhibit 6.1(b) to this Agreement in the period between the Reference Date and the Execution Date no events have occurred having or likely to have a material adverse effect on the Business.

      (c)  Business Contracts
           (i) There are no Business Contracts, or unusual or exceptional commitments in connection with the Business, which did not arise in the ordinary course of The Business;
          (ii) Seller has no knowledge of the invalidity, illegality or non-effectiveness of any of the Business Contracts.

      (d)  Title
            (i) Seller is the owner of, and/or has good and marketable title as to, all of the Assets;
           (ii) There are not now nor will be outstanding at the Effective Date any mortgage, pledge, lien or other encumbrance on the Assets.

      (e)  Litigation
           Except for the proceedings listed in Exhibit 2.3(i)(f) (proceedings which Seller shall continue to be responsible for, and which are not to be transferred to Purchaser hereunder), there are no actions or proceedings (neither arbitral) in any court in which Seller is involved(apart from those relating to debt collections) nor, to the best of Seller's knowledge, any such proceedings have been commenced or have been have been threatened.

      (f)  Safety, Health
           The Business is in compliance with all laws, regulations and generally accepted industry standards for the protection of the safety and health of its employees. To the best of Seller's knowledge, in this respect no actions have been undertaken or threatened by government, public health institutions or other governmental agencies, local authorities, trade unions or individuals.

      (g)  Environmental Protection
           The Business has been carried on in compliance with all Applicable provisions of law concerning environmental protection. To the best of Seller's knowledge, in this respect no actions have been undertaken or threatened by government, public health institutions or other governmental agencies, local authorities, trade unions or individuals.

      (h)  Compliance with Laws
           The Business has been conducted in material respect, in Accordance with all applicable laws and regulations of Italy.

      (i)  Taxes and Social Contributions
           All proper tax and social contributions returns and payments have been made to the relevant authorities and none of the same are subject to or are likely to be the subject to any dispute.

      (j)  Existence and Good Standing
           Seller is a corporation existing, organized and in good standing under the laws of Italy and has the appropriate powers and authority to own its properties and carry on the Business.

      (k)  Powers to execute the Agreement
           Seller has the powers to execute and deliver this Agreement and to consummate the transactions contemplated thereby. The Agreement shall be binding on Seller and the consummation by Seller of the transactions contemplated thereby will not violate any organizational documents of Seller nor any contract or law and will not result in the creation of any lien upon any of the Assets. Unless otherwise specified herein, or under the applicable laws, no consent of third parties are required in connection with the Agreement.

      (l)  No transfer of Assets
           Since the Reference Date Seller has not transferred any Assets of the Business or any rights in any intellectual property of the Business, other than transfers made by Seller in the ordinary course of the Business;

      (m)  Permits
           Seller has, and as of the Effective Date, Purchaser shall be entitled to, all necessary permits, licenses and governmental authorizations required for the ownership and operation of the Business (to the extent that any such permit, licence and/or governmental authorization is transferable and such transfer is permitted by the applicable laws).

      (n)  Effective Date Net-Worth Value
           The Effective Date Net-Worth will not be less than Itl. 24,000,000 (twenty-four million Italian Liras) nor greater than Itl. 26,000,000 (twenty-six millions Italian Liras).

      (o)  Labour Matters
           Except as set forth on Exhibit 2.2(ii), there are no agreements with any labour union or association with respect to the Business and there has not been a work slowdown stoppage due to labour problems.

6.1.2 The representations and warranties granted hereunder shall remain in full force and effect for a period of 24 (twenty-four) months from the Effective Date, except only for the representations and warranties under letters (f), (g) and (i), which shall extend up to the expiration of the statute of limitation applicable with respect to the relevant duties and obligations attributable to the Business.

6.2   Covenants

6.2.1 Between the Execution Date and the Effective Date Seller covenants and agrees as follows:

      (a) To conduct diligently the Business operations in the ordinary course of its business and in full compliance with the applicable laws; and not to change any of its operational, marketing, pricing or purchasing policies;

      (b) To pay when due all the Debts incurred by it in relation to the Business;

      (c) Not to enter into any Business Contract, other than those in the ordinary course of its business, without the prior written approval of Purchaser in each case;

      (d) Not to increase the salary, compensation or fringe benefits of any of the Transferred Employees, without the prior written approval of Purchaser;

      (e) Not to enter into any new employment agreement, and not to become liable for any bonus, profit-sharing or incentive payment to, any of the Transferred Employees (other than those mandatory pursuant to the applicable law or to the applicable National Collective Labour Contracts);

      (f) Not to incur any obligation or liability with respect to the Business except current obligations and liabilities incurred in the ordinary course of business;

      (g) To use its diligent and best efforts to effect the consummation of the transactions contemplated hereunder;

      (h)  To maintain insurance on all of the Assets;

      (i) To preserve its business operations intact, and to maintain good business relations with its clients, customers, suppliers and others having business or professional dealings with it;

      (j) To maintain the books and records of the Business in accordance with generally accepted accounting principles consistently applied;

      (k) To give Purchaser free access to its Business, facilities and books and records; and

      (l) To maintain itself as an Italian corporation and to file all tax returns and required reports and pay all taxes when due.

6.2.2  From and after the Closing Date, Seller covenants and agrees as follows:

      (a) For a period of 90 (ninety) days after the Closing Date, reasonably to assist and cooperate with Purchaser to preserve for Purchaser the Goodwill;

      (b) Following the Closing Date, to cooperate with Purchaser to prosecute and enforce any and all non-competition or similar arrangements or rights (even though non contractual/on tort) related to the Business to which Seller is a party or is entitled, for the benefit of Purchaser; and

      (c)  Promptly pay or discharge, when due, all of the Excluded Liabilities;

      (d) As soon as they are available, deliver to Purchaser a copy of the certification relevant to the financial statements of Seller relevant to years 1995, 1996 and 1997.

6.3   Indemnification

6.3.1 Seller shall defend, indemnify and hold Purchaser harmless from and against all duly documented damages or losses which ASA Italy shall bear or be subject to in consequence of the breach by Seller of any of the representations, warranties or covenants made or undertaken by Seller under this Agreement, provided however that (i) the total and aggregate amount which Seller may be obliged to pay to Purchaser (or to whichever other party) in consequence of, or in connection with, any claim or actions related to this SubSection "Indemnification" or however to this Agreement shall in no case exceed a maximum and all inclusive cap equal to the Final Purchase Price [i.e. the Effective Date Net-Worth plus the value of 100,000 (one hundred thousand) shares of ASA International, as officially quoted on the National Association of Securities Dealers Automated Quotation System at the close of business of the Effective Date].

6.3.2 Within 30 (thirty) working days from the date on which it becomes aware of any possible breach of the representations and warranties Purchaser shall give written notice thereof to Seller. Any such written notice shall specify in reasonable details the alleged breach of the representations and warranties and the amount of the expected losses which may be caused by any such breach. Any delay in the giving of such notice shall not limit Purchaser's rights hereunder, provided that (i) Purchaser proves that such delay did not irrevocably prejudice the ability of Seller to defend the claim described in such notice and (ii) in any event the delay does not exceed 90 (ninety) days from the date on which Purchaser becomes aware of any possible breach of the representations and warranties.

6.3.3 No claims for asserted breaches of the representations, warranties or covenants provided for under this Agreement shall be valid and effective, and no liability shall be borne by Seller in connection therewith, if made by Purchaser after the expiration of the applicable terms, as provided for under Article 6.1.2 above.

6.3.4 Upon and after any notice made to Seller with respect to an asserted breach of the contractual representations and warranties Purchaser shall refrain from taking any steps which might reasonably be expected to adversely affect the position of Seller as to the alleged breach, without the prior written consent of Seller (which, otherwise, shall be automatically discharged of any liability thereunder)

6.4   Fondo Rischi e Oneri

6.4.1 Seller and Purchaser recognize and acknowledge that the fondo rischi e oneri contained in the Reference Date Financial Statement and which will be contained in the Effective Date Financial Statement has been determined taking into proper account the liabilities which Purchaser could be subject to for the projects in progress with an estimate to complete greater than the value to be billed, and specifically for the following projects:

      (thousand of Italian Liras)
       Project            Estimated revenue   Days      Costs
       CELMIS-Y2000           200.000          600     390.000
       PARMACOTTO              40.000          450     292.500
       BOERINGER               - 0 -            50      32.500


7.    CLOSING

7.1 The sale and purchase of the Business provided for hereunder as well as the obligations of Purchaser to execute the Deed of Transfer of the Business and the Collateral Agreement are subject to the condition precedent that on or prior to the Closing Date none of the covenants, representations and warranties undertaken or made under this Agreement by Seller is ascertained and documented by Purchaser as being untrue or incorrect in any material respect.

7.2 The Closing Date shall be January 12, 1998 at the offices of the Seller or such other date and place as shall be agreed by the Seller and Purchaser.

7.3 On the Closing Date the representatives duly empowered or authorized legally to bind Seller and ASA Italy shall execute and have notarized the Deed of Transfer of the Business (whose text is enclosed hereto as Exhibit 7.3); simultaneously the representatives duly empowered or authorized legally to bind ASA Italy and Findest shall execute the Collateral Agreement.

7.4 On the Closing Date, upon execution of the Deed of Transfer of the Business, Seller shall deliver or, as the case may be, make available (or cause to be delivered or made available) to Purchaser:

      (i) such documents as may be reasonably required to complete the sale of the Business and vest title thereto in Purchaser;

     (ii) the Business Books and copy of the official books (or of the portions of the official books) which can not be delivered to Purchaser but which pertain also to the Business, the Transferred Employees payroll records and any other records information pertinent to the Business;

    (iii) any promotional, advertising and/or technical material pertinent to the Software or to the Other Services;

     (iv) copy of the value added tax, income and other direct and indirect tax records pertinent to the Business.

7.5 There shall not have been any event since the Execution Date, and any of the obligations of Purchaser will be subject to the fulfilment on or prior to the Closing Date of the following conditions:

      (a) No proceedings shall have been instituted or threatened or claim made against Seller seeking to restrain or prohibit or obtain damages with respect to the transactions contemplated by this Agreement which in either event could have a material adverse effect on the transactions provided for hereunder, or on the Business;

      (b) Receipt of approvals of the Boards of Directors of Seller and Purchaser.

7.6 In the event that the condition set forth in this Agreement has not been satisfied, Purchaser shall have the rights to terminate this Agreement upon written notice to Seller.


8.    NON-COMPETITION

8.1 Seller shall promptly assign to Purchaser all orders relating to the Business, including enquiries or orders for any equipment Software or Other Services sold in connection with the Business which Seller may receive on or after the Closing Date.

8.2 Starting from the Closing Date, and for a period of 5 (five) years thereafter, Seller shall refrain from engaging in any activity similar or comparable to, or in any case in competition with, the Business transferred to Purchaser hereunder. For the same 5
      (five) year period Seller (which is undertaking this specific obligation also on behalf of the other subsidiaries controlled by Findest) shall refrain from hiring any person which, at the time of such hiring, is, or within 90 (ninety) days of such hiring was, an employee of ASA Italy.


9.    CONFIDENTIALITY

9.1 Purchaser shall consider and treat any information, written or oral, which Purchaser has already and/or will however become aware prior, after or in connection with the execution of this Agreement (with particular, but not exclusive, reference to all those information Purchaser will have access to between the Execution Date and the Closing Date) as strictly confidential (hereinafter "Restricted Information").

9.2 Purchaser agrees that in case this Agreement will not be fulfilled, for any reasons whatsoever, for a period of 5 (five) years from the date the Agreement has been executed it shall not use (directly or indirectly), reproduce or disclose to any third party such Restricted Information. Purchaser undertakes therefore to protect the secrecy and confidentiality of the Restricted Information received hereunder as it uses to protect its own information of like kind.

9.3 "Restricted Information" shall not include information which was known to Purchaser prior to its receipt from Seller, which is publicly available, which becomes known to Purchaser other than from Seller, or which is required to be disclosed by law.


10.   NO ASSIGNMENT

10.1 None of the Parties hereto shall be entitled to assign its obligations and rights under this Agreement to any third party, without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed.


11.   COMMUNICATION TO THIRD PARTIES

11.1 Within 15 (fifteen) days from the Closing Date Purchaser and Seller shall provide jointly to notify in writing all of the creditors, the debtors and the parties to the Business Contracts which may be affected by the transfer of the Business (in accordance with the provisions of Articles 2558, 2559 and 2560 of the Italian Civil Code) that the transfer has taken place from Seller to Purchaser, as of the Effective Date.


12.   COSTS, FEES AND REGISTRATION TAX

12.1 Each Party shall pay the costs and expenses (including, without limitation, fees and disbursements of counsels, financial advisors and accountants) incurred by it in connection with the entering into and completion of this Agreement.

12.2 The fees of the Notary Public who shall provide to the notarization of the Deed of Transfer shall be borne by Purchaser, while the Registration Tax associated with the transfer of the Business shall be equally shared between the Parties.

12.3 The Parties represent and warrant to each other that in connection with the transactions contemplated by this Agreement no broker or finder is or will be entitled to any fee or commission (i) from Seller, based on arrangements made by Purchaser or (ii) from Purchaser, based on arrangements made by Seller.


13.   JOINT AND SEVERAL LIABILITY; GUARANTEE

13.1 By the execution of this Agreement ASA International and ASA Italy undertake a joint and several liability and responsibility for the performance of any and all obligations provided for hereunder, under the Collateral Agreement and any other contract related or in some way connected to this Agreement. Accordingly, in any case without prejudice for the generality of the foregoing, ASA Italy and ASA International shall be jointly and severally responsible for the proper and timely performance of the obligations deriving from or related to the Deed of Transfer of the Busine ss, even though such Deed of Transfer of the Business is executed only by ASA Italy.

13.2 At the Closing, Findest shall execute and deliver to ASA a guarantee of the obligations of Seller pursuant to this Agreement.


14.   GOVERNING LAW

14.1 This Agreement shall be governed by, and construed in accordance with, the laws of Italy.


15.   ARBITRATION

15.1 The Parties shall make their best efforts and endeavours to settle amicably any disputes arising out from or in connection with the interpretation, validity or performance of this Agreement.

15.2 Any dispute arising between the Parties in connection with the interpretation, validity or performance of this Agreement which can not be amicably settled shall be submitted by any of the Parties hereto to the decision of a Board of Arbitrators, which shall decide according to law. The proceedings shall be conducted in accordance with the applicable provisions of the ICC (International Chamber of Commerce of Paris) Rules, then in force.

15.3 Each Party shall designate an arbitrator, the Plaintiff in the request of arbitration and the Defendant in the reply to the request; the third arbitrator shall be appointed by contract of the 2 (two) Parties' arbitrators and shall act as the Chairman of the Board. Should the Defendant fail to designate its arbitrator within 20 (twenty) days from the receipt of the request of arbitration containing the appointment of the Plaintiff's arbitrator and/or should no agreement be reached within 20 (twenty) d ays from the appointment of the last of the two arbitrators, then the third arbitrator shall be appointed by the Chairman of the ICC.

15.4 The arbitration shall take place in London and shall be conducted in the English language. The Board of Arbitrators shall render the judgement within 180 (one hundred and eighty) days from the date on which all the arbitrators have assumed their duties.

15.5 Any dispute relevant to this Agreement which, due to its particular nature, can not be subject to arbitration shall be brought by the Parties hereof to the exclusive jurisdiction of the Court of Padova (Italy).


16.   FINAL PROVISIONS

16.1 Entire Agreement - This Agreement shall mean the provisions set forth in the sections and sub-sections and articles of this instrument and in the Exhibits hereto, all of which form an integral part hereof, as the same may be amended from time to time in accordance with the terms hereof. This Agreement, including all its Exhibits, constitutes the entire contract between the Parties in respect to the subject matter hereof. All previous documents, undertakings and contracts between the Parties, whether oral, written or otherwise, concerning the subject matter hereof are hereby cancelled and superseded and shall not affect or modify any of the provisions of this Agreement or of its Exhibits.

16.2 Amendments - No modification, change or amendment of this Agreement shall be valid and binding on the Parties except if made in writing by duly empowered representatives of Seller and Purchaser.

16.3 Survival - The provisions of this Agreement shall survive to, prevail on, and continue to apply after, the execution of the Collateral Agreement and of any other contract in some way related or connected to this Agreement (such as, but not limited to, the Deed of Transfer of the Business), even though this Agreement is not expressly referenced therein, and with the sole exception for the case where the non-application of this Agreement (in relation to one or more contracts) is expressly agreed upon i n writing by the Parties.

16.4 Headings - The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

16.5 Severability - The validity of remaining sections, sub-sections, articles, provisions, terms and parts of this Agreement shall not be affected by a court, administrative board or other proceedings of competent jurisdiction deciding that a section, sub-section, article, provision, term or part of this Agreement is judged as illegal, unenforceable, in conflict with any law or contrary to public policy. In such event the Parties hereto shall (by amending this Agreement or any related contract upon good faith negotiations), properly replace such section(s), sub-section(s), article(s), provision(s), term(s) or part(s) by a reasonable new section(s), sub-section(s), article(s), provision(s), term(s) or part(s) which, as far as legally possible, shall approximate what the Parties intended by the original section, sub-section, article, provision, term or part.

16.6 Waivers - The failure of either Party to insist upon strict adherence to any term or provision of this Agreement on any occasion shall not be considered a waiver of any right thereafter to insist upon strict adherence to that term or provision or any other term or provision of this Agreement. Any waiver will be valid only if made in writing.

16.7 Notices - All notices, approvals, requests, consents and other communications to be given pursuant to this Agreement shall be in writing and shall be deemed to have been duly given (i) when hand-delivered to a duly authorized representative of the receiving Party or (ii) if sent by registered mail or courier, when actually delivered to the receiving Party, as proved by a duly countersigned return-receipt, or (iii) when sent by fax, when the transmitting Party obtain a positive report of transmission, but only provided that the notice is then immediately confirmed by r egistered mail or courier and such registered mail or courier is delivered to the addressee Party within 10 (ten) days after the date of the fax communication. Any notice shall be addressed as follows:

16.8 Public Disclosure - Prior to the Closing, the Parties will each endeavour to not disclose or otherwise make public the fact that negotiation between them are in progress with respect to this transaction (or any other information relating thereto), except (a) disclosures to their respective employees, accountants, attorneys, advisors, lenders and other agents; (b) discussions, as necessary, or otherwise appropriate, with customers, suppliers, landlords, licensees and other third parties; and (c) as ot herwise required by applicable law. The Parties shall mutually cooperate with respect to the timing and substance of any discussions with third parties described in (b) above.

         If to Purchaser:
         ASA International Ltd.
         10, Speen Street
         Framingham
         Massachusetts 01701
         USA
         Fax: 001/508/6260645
         Attention: Managing Director

         If to the Seller:
         Cedes S.r.l.
         Viale dell'Industria, 32
         35129 Padova
         ITALY
         Fax: 0039/49/8075317
         Attention: Managing Director

                               * * *

If you agree on the contents of the above drafted proposal please have it - together with the Schedules relevant to - printed on your company's head letter and send it back to us duly initialized and signed in order to express your acceptance.

Yours Sincerely,

ASA International Ltd.

Mr. _______________________
Title: ____________________
___________________________

UNQUOTE

Yours Sincerely,

Cedes S.r.l.

Mr. /s/ Alfonso Ostinelli
Title  Attorney
___________________________